Mail Stop 3561


								September 27, 2006

Mr. Joseph K. Lau
Chairman and President
IWI Holding Limited
Oakmont Centre
1010 Executive Court, #300
Westmont, Illinois  60559

		RE:	IWI Holding Limited
			Form 20-F for Fiscal Year Ended December 31, 2005
			File No. 0-25108

Dear Mr. Lau:

		We have reviewed your filing and have the following
comments.    Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

		As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

Item 5. Operating and Financial Review and Prospects

1. Please identify the most significant trends in sales and inventory, the state of the order book and costs and selling prices since the latest year. Please also discuss for at least the current year any known trends, uncertainties and events that are reasonably likely to have a material effect on net sales, results of operations, liquidity or capital resources, or would cause reported financial position not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5.D. of Form 20-F.

2. Please include a separately-captioned section that discusses your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The discussion should include the information specified in Item 5.E. of Form 20-F. Alternatively, please include a statement that there are no off-balance arrangements.

3. Please provide the tabular disclosure of your contractual obligations contemplated by Item 5.F. of Form 20-F.

Results of Operations

4. Please revise to provide a narrative discussion of the extent to which changes in net sales or revenues are attributable to changes in prices or changes in the volume or amount of products being sold or to the introduction of new products or services. Also provide a discussion of the impact of foreign currency fluctuations on your business and operating results. Refer to Item 5.A. of Form 20-F.

Analysis of Financial Position, Liquidity and Capital Resources

5. Please disclose whether your working capital is sufficient for your present requirements or, if not, how you propose to provide the additional working capital needed. Please refer to Item 5.B. of Form
20-F.

6. Please disclose whether you are in compliance with the reporting and financial covenants contained in your credit agreement and the potential consequences of non-compliance. Please also include similar disclosure in the Note 4 to your financial statements.
Please refer to SEC Release No. 33-8350.

Item 15. Controls and Procedures

7. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives".
Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

8. You state that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including your subsidiaries) required to be included in your periodic SEC filings. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective (at a reasonable assurance level) to ensure that information required to be disclosed by you in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and is accumulated and communicated to your management, including the Chief
Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Please also revise to clearly indicate that the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please refer to Item 15 of
Form 20-F and Exchange Act Rule 13a-15(e).

9. You state that other than the foregoing initiatives, there were no
"significant changes" in your "internal controls" and other factors that could "significantly affect" such internal controls subsequent to the date of the evaluation. However, Item 15 (d) of Form 20-F requires disclosure of any change in the issuer`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably likely to materially affect, the issuer`s internal control over financial reporting." In addition, we do not see any disclosure relating the foregoing initiatives to address the adequacy of your disclosure controls and procedures and to develop and implement a formal set of internal controls and procedures for financial reporting you are referring to in your disclosure in the last two paragraphs. Please revise accordingly.

Certifications

10. Each principal executive and principal financial officer, or persons performing similar functions, at the time of the filing of the report must sign a certification in the form specified in the applicable exhibit filing requirements and such certifications must be filed as exhibits. The certifications required by Section 1350 of
Chapter 63 of Title 18 of the United States Code must also be signed by each principal executive and principal financial officer of the issuer. Please refer to Rule 13a-14 or Rule 15d-14 of the Exchange
Act. We note that Mr. Kenneth S. Rich signed certifications in his capacity as Controller. We also note that Mr. Joseph K. Lau, listed in Item 6 as your Chairman, President, Principal Financial Officer and Secretary, signed certifications as Chairman, President and Director. Please revise to provide certifications signed by your principal executive officer and principal financial officer in their capacities as such. Please also revise to file the certifications as
Exhibits, listing them in the Exhibit Index. Please refer to the Instructions as to Exhibits of Form 20-F.

Financial Statements

Note 3. Summary of Significant Accounting Policies

11. Please disclose the types of costs included in costs of sales and the types of costs included in selling, general and administrative costs.

Inventories

12. Please disclose the amounts of raw materials, work-in-process and finished goods inventories. Please also disclose the types of costs that are capitalized in inventories. Please refer to Rule 5-02.6 of
Regulation S-X.

Revenue Recognition

13. We note your disclosure that you recognize revenue when materials are relieved from inventory and shipped. Please revise your revenue recognition policy to address when title and the risks and rewards of ownership pass to the purchasers of your products. In addition, disclose your accounting policies regarding returns and discounts and how you estimate returns and discounts in arriving at net sales.

14. Please disclose your accounting policies relating to shipping and handling revenues and costs. Refer to EITF 00-10.

Depreciation

15. Leasehold improvements should be depreciated or amortized over the useful lives of the leasehold improvements or the term of the lease agreements, including reasonably assured renewal periods, whichever is shorter. Please refer to SFAS 13, paragraph 5(f). Please clarify your disclosure or revise accordingly.

Advertising Costs

16. Please tell us whether you pay slotting fees or have cooperative advertising or buydown arrangements with purchasers of your products.
If so, please provide your accounting policies with respect to these activities. Also, if you record the costs as other than reductions of your revenue disclose the dollar amounts of such costs and the line item(s) in your financial statements where such amounts are included and tell us why your classifications are appropriate. Refer to EITF 01-09.

17. If you receive cash consideration from vendors in the form of rebates, discounts or cooperative advertising, please disclose your accounting policies relating to these activities. If you record the amounts of the consideration received outside costs of sales, please disclose the dollar amounts of such costs and the line item(s) in your financial statements where such amounts are included and tell us why your classifications are appropriate. Refer to EITF 02-16.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant


Mr. Joseph K. Lau
IWI Holding Limited
September 27, 2006
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